     In addition, the Committee considers and reviews the Company's Corporate Governance Principles; reviews and evaluates the job performance of the Chairman and Chief Executive Officer of the Company; and reviews with the Chief Executive Officer the management development and succession plans relating to officer positions of the Company. This Committee held one meeting in 1998.

     The members of the Executive Compensation Committee are Martin L. Anderson, Chairman, Julian W. Atwater, J. David Cartwright, John W. Guffey, Jr., Donald D. Lennox, William P. Montague, Silas L. Nichols and Robert L. Smialek. The Executive Compensation Committee is responsible for approving the compensation for the Chairman and Chief Executive Officer of the Company and approving the compensation of other elected officers of the Company. The Committee's additional functions are to adopt compensation plans, other than those providing for the issuance of stock, authorize executive employment arrangements, and oversee administration of the Company's incentive compensation plans. The Committee is also responsible for preparation of the Executive Compensation Committee Report for the annual proxy statement. This Committee held three meetings in 1998.

     Directors who are employees of the Company receive no additional compensation for service as directors. Directors who are not employees of the Company receive an annual fee of $15,000 for service as directors plus $1,000 for each Board or Committee meeting attended. Committee chairmen receive an additional fee of $300 for each Committee meeting which they chair. Each director who is not an employee of the Company is required to defer at least fifty percent (50%) of all directors' fees earned into the Stock Account of the Company Plan for Deferral of Directors' Fees. This Plan provides that deferred fees are credited to a hypothetical Stock Account as if used to purchase shares of the Company's Common Stock. The Plan also permits deferral of fees that are not applied to the Stock Account into an account that earns interest at the prime rate. Under the Company's 1992 Stock Plan, each year each director who is not an employee of the Company receives an option to purchase 6,000 shares of the Company's Common Stock. These options are exercisable at the fair market value per share on the date of the grant and are fully exercisable six months after the date of the grant for a term expiring ten years from the date of grant, subject to earlier expiration if the grantee ceases to serve as a director.

     During 1998 the Board of Directors held seven meetings. In 1998 all the directors attended at least 75% of the total number of meetings of the Board of Directors and of Board committees on which they served.

                       COMPENSATION OF EXECUTIVE OFFICERS

                     EXECUTIVE COMPENSATION COMMITTEE REPORT

Principles of Executive Compensation

     The Company's Executive Compensation policy, which applies to the CEO and all other executive officers, is intended to align executive compensation with the long-term interests of Company stockholders. In applying this policy the Executive Compensation Committee of the Board of Directors (the "Committee") has followed a program to:

     * Establish salary and bonus opportunities to attract, motivate and retain executive talent necessary for the long-term success of the Company.

     * Integrate cash and equity based compensation so as to reward executives for performance that enhances the long-term value of stockholder equity.

Executive Compensation Program

    The program consists of both cash and equity based compensation. Cash compensation consists of a base salary and an opportunity for an annual bonus under the Annual Management Incentive Compensation Plan ("AMICP"). The Company participates in compensation surveys both on a regional and national level, and retains Ernst & Young LLP to help insure that the Company's executive compensation program is competitive within its industry and size. The Committee determines salary ranges for key executives, and reviews, at least annually, the performance of executive officers and approves any adjustment in their base compensation. In addition, the Committee annually considers awards under the AMICP. Eligibility for a bonus award is determined by the Company's and the executive's business unit's (if applicable) Economic Value Added(EVA(registered trademark))(net operating profit after tax minus (average net operating capital multiplied by the Company's weighted average cost of capital)), and by the executive's personal performance. The Company's weighted average cost of capital is calculated each year and approved by the Committee.

     Long-term incentives are provided through the Stock Plan approved by the stockholders at the 1992 Annual Meeting. Under the Plan, the Committee has the authority to determine the individuals to whom stock options and shares of restricted stock are awarded, the number of shares awarded, and the terms of the grant. The amounts of option grants are based on industry comparisons and position levels. Awards under the Plan facilitate aligning the long-range interests of executive officers with those of stockholders by providing executive officers an opportunity to have a financial stake in the Company that should increase as stock prices reflect improved Company performance.

Chief Executive Officer Compensation

    The Committee met in December 1997 to determine Mr. Gleason's compensation for 1998. It took note of the successful acquisition of the Pfauter Group which was effective July 31, 1997, the continued improvement in the Company's sales and financial performance in 1997, a successful secondary stock offering completed in December 1997, and the continued strength in the markets the Company serves. In view of these and other factors, the Committee increased Mr. Gleason's base salary by $50,000 for 1998 to $450,000.

     In December 1998, the Committee granted Mr. Gleason stock options to purchase 35,000 shares.

     In February 1999, the Committee met to consider bonus awards for 1998 under the AMICP. Awards of $317,929 and 1,867 shares of restricted stock were made to Mr. Gleason as a result of the Company's EVA under the Plan in 1998.

                EXECUTIVE COMPENSATION COMMITTEE
                  Martin L. Anderson, Chairman
                        Julian W. Atwater
                       J. David Cartwright
                       John W. Guffey, Jr.
                        Donald D. Lennox
                       William P. Montague
                        Silas L. Nichols
                        Robert L. Smialek

Stock Ownership Guidelines

     The Company has adopted guidelines to assist key employees, including executive officers, in determining appropriate levels of Common Stock owner-ship. The guidelines set forth a minimum value of Common Stock which the Company requires each key employee hold. The minimum value established for any particular individual relates to varying multiples of his or her salary depending upon the individual's position with the Company. The multiple is the highest for the Chief Executive Officer, at four times base salary. The Company expects the guidelines will be met no later than December 2003 by all covered executives employed at the time the guidelines were established and within five years after hire or promotion for all new executives covered by the guidelines. The Company further expects that executives will make significant progress each year towards reaching the final stock ownership guidelines.

     The existence of these guidelines is not intended to prevent executives from selling stock that they currently own or receive pursuant to a stock option or other compensation program. Executives, including the named executive officers, may periodically sell shares based on tax, estate planning and other personal considerations.

                           SUMMARY COMPENSATION TABLE

     Set forth below is certain compensation information for periods during which the named persons served as executive officers of the Company.



                                                               Long-Term
                  Annual Compensation                        Compensation

                                                          Securities
                                             Restricted   Underlying   All Other
Name and                                     Stock        Options/     Compensa-
Principal                Salary    Bonus     Awards(1)    SARS(2)      tion(8)
Position        Year      ($)       ($)        ($)          (#)        ($)

James S.        1998    454,184   317,929    32,603(3)    35,000       12,528
Gleason         1997    389,273   246,009    51,621       25,000       15,806
President and   1996    334,274   188,120         -       32,000       14,450
Chief Executive
Officer

David J.        1998    245,004   152,402    30,640(4)    13,000       10,569
Burns           1997    220,002   129,209    27,169       12,000        8,643
Executive       1996    175,008    99,723         -       20,000        8,037
Vice President

John J.         1998    210,000   126,000    31,679(5)    11,000       10,113
Perrotti        1997    182,508   111,360    23,395       10,000        8,347
Vice President  1996    141,250    86,318    16,500       14,000        7,768
- Finance and
Treasurer

Ralph E.        1998    175,624   105,374    14,979(6)         -        9,764
Harper          1997    160,203    85,075    17,811        8,000       11,271
Vice President  1996    135,716    66,531         -        7,000       10,364
and Secretary


John B.         1998    167,833   100,700    19,653(7)     8,500        9,690
Kodweis         1997    150,400    85,075    17,811        8,000        9,962
Vice President- 1996    135,907    66,531         -        7,000        9,336
Administration
and Human
Resources



(1) Holders of restricted stock are entitled to vote and receive dividends thereon.

(2) 1996 has been adjusted to reflect the 1997 two-for-one (2-for-1) stock split.

(3) Mr. Gleason held an aggregate of 17,546 shares of restricted stock valued, using the December 31, 1998 closing price, at $318,021. The 1998 award was 1,867 shares, 933 of which become unrestricted on the first anniversary of the award and 934 become unrestricted on the second anniversary of the award. The 1997 award was 1,710 shares, 855 of which become unrestricted on each anniversary of the award.

(4) Mr. Burns held an aggregate of 9,943 shares of restricted stock valued, using the December 31, 1998 closing price, at $180,217. The 1998 award was 1,755 shares, 877 of which become unrestricted on the first anniversary of the award and 878 become unrestricted on the second anniversary of the award. The 1997 award was 900 shares, 450 of which become unrestricted on each anniversary of the award.

(5) Mr. Perrotti held an aggregate of 10,768 shares of restricted stock valued, using the December 31, 1998 closing price, at $195,170. The 1998 award was 1,814 shares, 907 of which become unrestricted on each anniversary of the award. The 1997 award was 775 shares, 387 of which become unrestricted on the first anniversary of the award and 388 of which become unrestricted on the second anniversary of the award. The 1996 award was 1,000 shares, 34 of which become unrestricted on each anniversary of the award.

(6) Mr. Harper, who retired from the Company on December 31, 1998, held an aggregate of 1,153 shares of restricted stock valued, using the December 31, 1998 closing price, at $20,898. The 1998 award was 858 shares, 429 of which become unrestricted on each anniversary of the award. The 1997 award was 590 shares, 295 of which become unrestricted on each anniversary of the award.

(7) Mr. Kodweis held an aggregate of 5,607 shares of restricted stock valued, using the December 31, 1998 closing price, at $101,627. The 1998 award was 1,126 shares, 563 of which become unrestricted on each anniversary of the award. The 1997 award was 590 shares, 295 of which become unrestricted on each anniversary of the award.

(8) Includes for 1998: $6,400 in defined contribution retirement plan awards and $1,600 in contributions to the Company's 401(k) plan for each of the executives named in the Summary Compensation Table and $4,528, $2,569, $2,113, $1,764 and $1,690 in group term life insurance premiums for Messrs. Gleason, Burns, Perrotti, Harper and Kodweis, respectively.


                     STOCK OPTION GRANTS IN LAST FISCAL YEAR
                                                                   Potential Realizable
                   Securities                Exercise              Value at Assumed
                   Underlying    % of Total  or Base               Annual Rate of Stock
                   Options       Options     Price                 Price Appreciation for
                   Granted (1)   Granted to  ($ per   Expiration   Option Term (2)
Name                 (#)         Employees   Share)   Date             5%($)        10%($)
James S. Gleason   35,000         35.9       19.03    12/7/08          418,897    1,061,568

David J. Burns     13,000         13.3       19.03    12/7/08          155,590      394,297

John J. Perrotti   11,000         11.3       19.03    12/7/08          131,653      333,636

John B. Kodweis     8,500          8.7       19.03    12/7/08          101,732      257,809

Ralph E. Harper         -            -                                       -            -

All Employees      97,500        100.0                               1,166,928    2,957,225

All Stockholders                                                   119,005,617  301,583,598

All Employee Gains
as % of all
Stockholder Gains                                                         .98%         .98%


(1) All options are exercisable at market value (average of high and low stock prices for the Company's Common Stock) at the date of grant. The exercise price may be paid by cash or by delivery of shares of the Company's Common Stock already owned by the executive officer.

(2) Gains are reported net of the option exercise price but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation only. These hypothetical rates are specified by the Securities and Exchange Commission for illustrative purposes and are not intended as a forecast of future appreciation in the Company's stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions, as well as the optionholders' continued employment through the term of the option.


                    OPTION EXERCISES IN LAST FISCAL YEAR AND
                             YEAR END OPTION VALUES

                                               Number of Securities
                         Aggregate             Underlying Unexercised     Value of Unexercised
                         Option                Options at Fiscal          In-The-Money Options
                         Exercises             Year End                   at Fiscal Year End(2)
                         ---------             ----------------------     ---------------------
                                                        (#)                        ($)
                    Shares
                    Acquired      Value
                    On Exercise   Realized(1)
    Name               (#)           ($)      Exercisable  Unexercisable  Exercisable Unexercisable

James S. Gleason     29,800        684,588      291,800        35,000      2,325,589        --

David J. Burns           --             --       68,780        13,000        318,526        --

John J. Perrotti         --             --       49,000        11,000        213,563        --

John B. Kodweis      12,000        220,967       46,000         8,500        304,342        --

Ralph E. Harper       8,500        165,482       40,500            --        245,734        --




(1) Based on the difference between the option exercise prices and the average prices in New York Stock Exchange composite transactions of the Company's Common Stock on the dates of exercise.

(2) Based on the difference between the option exercise prices and $18.125 per share, the closing price in New York Stock Exchange composite transactions of the Company's Common Stock on December 31, 1998.

                      PENSION PLAN AND EXECUTIVE AGREEMENTS



     To enhance its ability to attract key employees whose retirement benefits would be limited by their length of service, the Company has adopted a Supplemental Retirement Plan ("SRP"), an unfunded defined benefit plan which, when combined with benefits from other Company retirement plans in which participants participate, social security benefits and certain other sources of retirement income, provides participants a minimum level of total retirement income, up to a maximum of 55% of final average earnings. Also, the SRP supplements the pension benefits of SRP participants by direct payment of amounts by which the participant's benefits under the Retirement Plan are limited by the Internal Revenue Code. Under the SRP, final average earnings are determined by reference to the three years in which the participant was most highly paid in the five years preceding retirement. SRP participants, who include all the persons named in the preceding Summary Compensation Table, are selected by the Executive Compensation Committee of the Board of Directors. The following table illustrates the annual retirement benefits payable under the SRP, together with the other retirement plans in which executive officers participate, without regard to the Internal Revenue Code limitations, calculated on a single life annuity basis. These hypothetical benefit amounts are reduced by certain other sources of retirement income, including reductions for social security benefits, other retirement income payable to the employee by prior employers and employer contributions to the employee's account in the Company's Savings Plan that apply to the SRP.




Final          10 years       20 years       30 years
Average        of Credited    of Credited    of Credited
Earnings       Service        Service        Service


$  200,000     $ 60,000       $ 90,000       $110,000

$  300,000     $ 90,000       $135,000       $165,000

$  400,000     $120,000       $180,000       $220,000

$  500,000     $150,000       $225,000       $275,000

$  600,000     $180,000       $270,000       $330,000

$  700,000     $210,000       $315,000       $385,000

$  800,000     $240,000       $360,000       $440,000

$  900,000     $270,000       $405,000       $495,000

$1,000,000     $300,000       $450,000       $550,000



NOTE: As of December 31, 1998, the number of credited full years of service for those persons named in the preceding compensation table are as follows: Mr.
          Gleason: 39; Mr. Burns: 20; Mr. Perrotti: 12; Mr.
          Harper: 26; and Mr. Kodweis: 19.

     The Company has entered into agreements with each of the executives named in the Summary Compensation Table providing for severance benefits under certain circumstances ("Executive Agreements"). The terms "change in control," "cause," "disability" and "good reason" are used in the following description as defined in the Executive Agreements. If, while there is pending or within two years after a change in control, the Company terminates the executive's employment other than for cause or due to death or disability, or if the executive terminates his employment for good reason, the executive is entitled to receive:
(1) salary through the termination date; (2) normal severance pay plus a cash payment of two times his highest annual compensation (including base salary and incentive compensation) for the three preceding years; (3) a cash payment to compensate for the additional pension benefits he would have received had he remained employed by the Company for two additional years; (4) a cash payment equal to two times the annual cost of his employee benefits, other than retirement and stock option plans; and (5) a cash payment of the present value of his accrued benefit under SRP, including credit for two additional years of service. Payments are limited to an amount which will not be subject to the excise tax imposed by Sections 2806 and 4999 of the Internal Revenue Code.



   COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As indicated previously, the members of the Executive Compensation Committee are Martin L. Anderson, Chairman, Julian W. Atwater, J. David Cartwright, John W. Guffey, Jr., Donald D. Lennox, William P. Montague, Silas L. Nichols and Robert L. Smialek. Julian W. Atwater, P.C., who is now retired, was a partner in the law firm of Nixon, Hargrave, Devans & Doyle LLP, the Company's principal outside counsel.



     SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company during the last fiscal year and Forms 5 and amendments thereto furnished to the Company with respect to the last fiscal year, the Company is not aware that any director, officer or beneficial owner of more than 10% of the Company's Common Stock failed to file on a timely basis reports required by Section 16(a) of the Securities Exchange Act of 1934 during the past fiscal year.